21002570

PUBLIC

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70053

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

SEC Mail Processing Section MAR 0 8 2021 Washington DC 406

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KAL Capital Markets LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 WEST BROADWAY, SUITE 205
(No. and Street)

LONG BEACH	CA	90802
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Trevor Bohn (949) 404-4203
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe LLP
(Name – *if individual, state last, first, middle name*)

650 Town Center Dr #740	Costa Mesa	California	92626
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Trevor Bohn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KAL Capital Markets LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

4/26/21

Signature

Partner & CEO

Title

SEE ATTACHED
Notarial Certificate 2/26/2024

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of ORANGE

Subscribed and sworn to (or affirmed) before me on this 26 day of February,

2021 by Trevor Bohn,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature [signature] (Seal)

NOHEMI FELIX
COMM...2217856
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
My Term Exp. Oct. 12, 2021

OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

Annual Audited Report Form
(Title or description of attached document)

X-17A-5 Part III (Short Form)
(Title or description of attached document continued)

Number of Pages ____ Document Date________

Additional information

INSTRUCTIONS

The wording of all Jurats completed in California after January 1, 2015 must be in the form as set forth within this Jurat. There are no exceptions. If a Jurat to be completed does not follow this form, the notary must correct the verbiage by using a jurat stamp containing the correct wording or attaching a separate jurat form such as this one with does contain the proper wording. In addition, the notary must require an oath or affirmation from the document signer regarding the truthfulness of the contents of the document. The document must be signed AFTER the oath or affirmation. If the document was previously signed, it must be re-signed in front of the notary public during the jurat process.

- State and county information must be the state and county where the document signer(s) personally appeared before the notary public.
- Date of notarization must be the date the signer(s) personally appeared which must also be the same date the jurat process is completed.
- Print the name(s) of the document signer(s) who personally appear at the time of notarization.
- Signature of the notary public must match the signature on file with the office of the county clerk.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different jurat form.
    - ❖ Additional information is not required but could help to ensure this jurat is not misused or attached to a different document.
    - ❖ Indicate title or type of attached document, number of pages and date.
- Securely attach this document to the signed document with a staple.

KAL CAPITAL MARKETS, LLC
(A California Limited Liability Company)

TABLE OF CONTENTS

Year Ended December 31, 2020

Report of Independent Registered Public Accounting Firm

Crowe

Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members of KAL Capital Markets, LLC
Long Beach, California

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of KAL Capital Markets, LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as KAL Capital Markets, LLC's auditor since 2018.

Costa Mesa, California
February 25, 2021

KAL Capital Markets LLC
(A California Limited Liability Company)
Statement of Financial Condition
December 31, 2020

ASSETS		
Cash	$	3,004,735
Right of use asset		37,334
Other assets		1,273
TOTAL ASSETS	$	3,043,342
LIABILITIES		
Accrued expenses	$	176,885
Other liabilities		4,777
Operating lease liability		38,304
PPP Loan		104,100
TOTAL LIABILITIES	$	324,066
EQUITY	$	2,719,276
TOTAL LIABILITIES AND EQUITY	$	3,043,342

*See Accompanying Notes to Financial Statements

KAL Capital Markets LLC
(A California Limited Liability Company)
Notes to Financial Statements
Year Ended December 31, 2020

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

KAL Capital Markets LLC (the "Company") was incorporated in the State of California on December 19th, 2016 and on February 15th, 2018, approved by the Financial Industry Regulatory Authority ("FINRA") and the Securities Exchange Commission ("SEC") to operate as a broker-dealer under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in the business of conducting investment banking, business valuations and consulting, and private placements. The Company does not hold customer funds or securities.

Under its membership agreement, dated August 5, 2020, the Company will not claim an exemption SEA Rule 15c3-3, in reliance on Footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company has represented that it does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts (as defined in Rule 15c3-3).

Each member's liability is limited to its respective capital contributions, except as so otherwise required by law. The term of the Company shall continue in perpetuity, unless dissolved as provided in the operating agreement.

Summary of Significant Accounting Policies

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

<u>Cash & Cash Equivalents</u>: The Company maintains its cash in bank accounts, which at times, may exceed federally insured limits. Management believes it is not exposed to any significant risk on its cash balances. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to certain limits. At December 31, 2020, the Company had approximately $2,754,735 in excess of the FDIC insured limit of $250,000.

<u>Deferred Revenue</u>: Deferred revenue represents amounts billed or collected but not yet earned under existing agreements.

KAL Capital Markets LLC
(A California Limited Liability Company)
Notes to Financial Statements
Year Ended December 31, 2020

Note 2: INCOME TAXES

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company's management does not believe that any current tax positions would result in an asset or a liability for taxes being recognized in the accompanying financial statements.

The Company's policy is to recognize interest and penalties accrued on any unrecognized tax position as a component of income tax expense. As of December 31, 2020, the Company did not have any accrued interest or penalties associated with any unrecognized tax positions, nor was any interest or penalty expense recognized for the year ended December 31, 2020. Tax years subject to examination include 2019 through the current period.

The Company is treated as a pass-through entity for federal income tax purposes, in accordance with limited liability company rules. All tax effects of the Company's income or loss are passed through to the members. Therefore, no provision or liability for Federal income Taxes is included in these financial statements. The Company is subject to California limited liability company minimum annual tax and California limited liability company fees based on the California LLC Taxes and Fees Schedule.

Note 3: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

On January 1, 2020, the Company adopted ASU 2016-13, Financial Instruments – Credit Losses (ASC 326): Measurement of Credit Losses on Financial Instruments, as amended, which replaces the incurred loss methodology with an expected loss methodology for financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures. The Company adopted ASC 326 using the modified retrospective method. However, the Company had no financial assets measured at amortized cost other than cash or off-balance sheet credit exposures as of January 1, 2020. Accordingly, adoption of ASC 326 did not result in a cumulative effect adjustment to beginning equity. Upon adoption, the Company estimates expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company had no financial assets measured at amortized cost other than cash or off-balance sheet credit exposures as of December 31, 2020, thus no expected credit losses were recorded.

Note 4: LEASE COMMITMENTS

The Company adopted ASU 2016-02, Leases (Topic 842), effective January 1, 2019. The Company held one operating leases with SRE-OW 100 Broadway Owner, LLC for its office space. This lease term is three years and made effective in April 2018. The lease did not include any renewal or termination options.

Leases with an initial term of 12 months or less would not be recognized on the balance sheet. As of and for the year-ended December 31, 2020, there were no such lease contracts with a term 12 months or less. The Company recognized lease expense for its lease on a straight-line basis over the lease term. The lease agreements included payments based on Consumer Price Index (CPI) on which variable lease payments were determined and included in the right-of-use asset and liability. Variable lease payments that were not based on CPI were excluded from the right-of-use asset and lease liability and recognized in the period in which the obligations for those payments were incurred. The lease agreement did not contain any material residual value guarantees, restrictions or covenants.

Operating lease right-of-use asset and liability were recognized at commencement date and initially measured based on the present value of lease payments over the defined lease term. The opening balance for both right-of-use asset and lease liability were approximately $146,000 as of the adoption date of January 1, 2019, and the outstanding balances were $37,334 and $38,304, respectively, as of December 31, 2020.

The lease agreement held lease and non-lease components, which are generally accounted for separately. However, the Company elected the practical expedient to not separate non-lease components from lease components for all classes of underlying assets.

In determining the discount rates, since most of the Company's leases do not provide an implicit rate, the Company used the incremental borrowing rate of 7.5% based on the information available at commencement date to calculate the present value of lease payments.

The following table presents the Company's right-of-use asset and lease liability for the period indicated:

	December 31, 2020
Assets	
Total right-of-use assets - Operating leases	$37,334
Liabilities	
Total lease liabilities - Operating leases	$38,304

Note 4: LEASE COMMITMENTS (CONT.)

The Company's right-of-use asset and lease liability are included in the Company's Statement of Financial Condition. The components of total lease cost, included in the Occupancy & office line item of the Statement of Income were $72,383 for the year-ended December 31, 2020. Future minimum lease payments remaining for office space to be made during 2021 through the end of the lease totaled $38,304.

Note 5: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital. Net capital and aggregate indebtedness change day to day, but on December 31, 2020 the Company had net capital of $2,822,103 which was $2,809,928 in excess of its required net capital of the greater of $5,000 or $12,175 (6-2/3% of $182,631 aggregate indebtedness) and a ratio of aggregate indebtedness to net capital of 0.06 to 1.00.

Note 6: DISCRETIONARY PROFIT SHARING PLAN

The Company has established a discretionary Profit Sharing Plan (the "Plan") for the benefit of its eligible employees. The Plan accepts employer contributions one time during the year and contributions are discretionary as to whom and the amount. During the year ended December 31, 2020, the Company contributed $122,550 to the Plan and has recorded this amount in Expenses on its Statement of Income. The Plan is managed by and under the trusteeship of the Company's members.

Note 7: PAYCHECK PROTECTION PROGRAM LOAN

On May 2, 2020, the Company obtained an unsecured forgivable loan of $104,100 under the Paycheck Protection Program (PPP) pursuant to the Coronavirus Aid, Relief, and Economic Security (CARES) Act administered by the United States Small Business Administration. The loan is forgivable if the Company complies with the terms and requirements of the PPP loan provisions and the CARES Act. The unforgiven portion of the PPP loan is payable over two years at an interest rate of 1.0%, with deferral of interest for the first six months. In accordance with the CARES Act, the Company used the proceeds from the PPP loan primarily for payroll costs. While the Company believes that its use of the loan proceeds will meet the conditions for forgiveness, no assurance can be given that the loan will be forgiven, in whole or in part.